SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 12 January 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




January 12, 2007


                    BP ANNOUNCES LORD BROWNE SUCCESSION PLAN

BP announced today that after more than a decade in the CEO role Lord Browne has decided to retire as chief executive at the end of July 2007.

The board is pleased to announce that Tony Hayward, currently BP's head of exploration and production, will succeed Lord Browne following his retirement as group chief executive.

Peter Sutherland, BP's chairman, said: "John Browne is the greatest British businessman of his generation and has transformed BP into one of the biggest energy groups in the world. His performance over the past 12 years has been extraordinary, which is no doubt why he has constantly been named by his fellow CEOs as the most impressive businessman in Britain. His vision, intellect, leadership and skill have been a wonder to behold and he will be a difficult act to follow.

"Last summer, John and I had agreed that he would stay as CEO until the end of 2008. John decided that it would be in the company's interest to name a successor now in order to provide an orderly transition. Having made that decision, which the board fully supports, we came to the conclusion that a six month handover would be more appropriate than 18 months.

"It is a testament to John's managerial skill that BP is blessed with having such an impressive managerial top bench to choose from and John and I are delighted to be able to announce that Tony Hayward will be succeeding him from August 1, 2007. Tony has an excellent track record and extensive knowledge of the sector and will be able to draw on John's wealth of knowledge over the next six months."

During Lord Browne's tenure as the chief executive of BP he has presided over a fivefold increase in the company's market capitalisation to GBP104.6 billion and profits to $22.3 billion; while the share price has gone up around 250 per cent to 532 pence and earnings per share have gone up over 600 per cent.

Lord Browne said: "It has been a privilege to have had the opportunity to turn BP into an international company at the forefront of the energy industry. We clearly have important issues still to deal with which I am determined to address. I am pleased that Peter and I have been able to work together to develop a successor in Tony in whom I have every confidence."

                                        SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 12 January 2007                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary